Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2016	2015
ASSETS
Cash		13.8	24.7
Accounts receivable		268.1	327.0
Prepaids and deposits		6.4	5.1
Reclamation fund	4	26.5	-
Derivative asset	22	126.7	490.5
Total current assets		441.5	847.3
Long-term investments	5	36.3	30.3
Derivative asset	22	339.6	540.1
Other long-term assets	4, 6	20.2	63.5
Exploration and evaluation	7, 8	497.1	540.7
Property, plant and equipment	8, 9	14,799.3	14,953.7
Goodwill	10	251.9	251.9
Deferred income tax		386.0	388.5
Total assets		16,771.9	17,616.0
LIABILITIES
Accounts payable and accrued liabilities		502.6	679.4
Dividends payable		16.2	50.5
Current portion of long-term debt	11	88.5	72.0
Derivative liability	22	3.2	1.8
Decommissioning liability	13	26.5	32.4
Total current liabilities		637.0	836.1
Long-term debt	11	3,711.0	4,380.0
Derivative liability	22	2.7	0.3
Other long-term liabilities	12, 20	54.9	56.3
Decommissioning liability	13	1,405.4	1,223.0
Deferred income tax		868.1	995.3
Total liabilities		6,679.1	7,491.0
SHAREHOLDERS’ EQUITY
Shareholders’ capital	14	16,390.6	15,693.2
Contributed surplus		106.8	99.3
Deficit	15	(6,872.3)	(6,239.3)
Accumulated other comprehensive income		467.7	571.8
Total shareholders' equity		10,092.8	10,125.0
Total liabilities and shareholders' equity		16,771.9	17,616.0
Commitments (Note 24)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	2016	2015	2016	2015
REVENUE AND OTHER INCOME
Oil and gas sales		645.9	730.3	1,799.4	2,120.1
Royalties		(92.3)	(115.4)	(252.6)	(332.5)
Oil and gas revenue		553.6	614.9	1,546.8	1,787.6
Derivative gains (losses)	17, 22	56.2	616.9	(152.1)	583.7
Other income (loss)	18	(13.8)	(6.5)	(6.1)	11.0
		596.0	1,225.3	1,388.6	2,382.3
EXPENSES
Operating		180.2	202.8	511.2	529.3
Transportation		29.0	38.6	98.3	103.3
General and administrative		26.5	28.5	78.5	81.7
Interest on long-term debt		39.9	38.0	120.3	105.0
Foreign exchange (gain) loss	19	24.1	169.3	(169.8)	267.3
Share-based compensation	20	12.3	11.6	46.0	47.1
Depletion, depreciation, amortization and impairment	7, 9	400.6	1,035.9	1,244.2	1,860.6
Accretion	12, 13	6.0	6.9	19.8	18.1
		718.6	1,531.6	1,948.5	3,012.4
Net income (loss) before tax		(122.6)	(306.3)	(559.9)	(630.1)

Tax expense (recovery)
Current		-	-	-	0.2
Deferred		(14.1)	(105.0)	(137.8)	(142.5)
Net income (loss)		(108.5)	(201.3)	(422.1)	(487.8)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		15.6	141.4	(104.1)	266.9
Comprehensive income (loss)		(92.9)	(59.9)	(526.2)	(220.9)

Net income (loss) per share	21
Basic		(0.21)	(0.40)	(0.83)	(1.04)
Diluted		(0.21)	(0.40)	(0.83)	(1.04)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2015		15,693.2	99.3	(6,239.3)	571.8	10,125.0
Issued for cash	14	650.4				650.4
Issued on capital acquisitions	14	17.7				17.7
Redemption of restricted shares	14	48.4	(49.3)	0.2		(0.7)
Share issue costs, net of tax		(19.1)				(19.1)
Share-based compensation	20		60.1			60.1
Forfeit of restricted shares	20		(3.3)			(3.3)
Net income (loss)				(422.1)		(422.1)
Dividends ($0.41 per share)				(211.1)		(211.1)
Foreign currency translation adjustment					(104.1)	(104.1)
September 30, 2016		16,390.6	106.8	(6,872.3)	467.7	10,092.8

December 31, 2014		14,157.6	118.0	(4,357.1)	242.4	10,160.9
Issued for cash		660.1				660.1
Issued on capital acquisitions		541.9				541.9
Issued pursuant to the DRIP (1) and SDP (2)		261.7		8.4		270.1
Redemption of restricted shares		80.0	(81.2)			(1.2)
Share issue costs, net of tax		(20.6)				(20.6)
Share-based compensation			62.8			62.8
Forfeit of restricted shares			(1.7)			(1.7)
Net income (loss)				(487.8)		(487.8)
Dividends ($1.81 per share)				(867.6)		(867.6)
Foreign currency translation adjustment					266.9	266.9
September 30, 2015		15,680.7	97.9	(5,704.1)	509.3	10,583.8

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions)	Notes	2016	2015	2016	2015
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		(108.5)	(201.3)	(422.1)	(487.8)
Items not affecting cash
Other (income) loss	18	13.8	6.5	6.1	(11.0)
Deferred tax recovery		(14.1)	(105.0)	(137.8)	(142.5)
Share-based compensation	20	12.3	11.6	46.0	47.1
Depletion, depreciation, amortization and impairment	7, 9	400.6	1,035.9	1,244.2	1,860.6
Accretion	12, 13	6.0	6.9	19.8	18.1
Unrealized (gains) losses on derivatives	17, 22	31.7	(443.1)	568.1	(130.6)
Translation of US dollar long-term debt	19	36.0	170.0	(170.6)	278.3
Other	25	(0.4)	0.5	(3.5)	6.5
Realized gain on cross currency swap maturity	19	(10.5)	-	(1.5)	(8.6)
Decommissioning expenditures		(2.8)	(3.6)	(9.5)	(11.0)
Change in non-cash working capital	25	(33.9)	68.6	(53.4)	18.3
		330.2	547.0	1,085.8	1,437.4
INVESTING ACTIVITIES
Development capital and other expenditures		(333.9)	(330.6)	(753.4)	(1,239.9)
Capital acquisitions, net	8	(189.5)	(2.9)	(212.5)	(20.0)
Reclamation fund	4	2.8	(4.7)	16.8	1.5
Investments	5	-	-	-	2.0
Change in non-cash working capital	25	81.7	(89.7)	(45.6)	(200.6)
		(438.9)	(427.9)	(994.7)	(1,457.0)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		624.3	(1.5)	623.3	630.9
Increase (decrease) in bank debt, net		(470.3)	1,117.9	(415.7)	783.2
Issuance of senior guaranteed notes		-	-	-	381.4
Repayment of acquired debt and senior guaranteed notes		-	(1,003.8)	(66.7)	(1,100.6)
Realized gain on cross currency swap maturity	19	10.5	-	1.5	8.6
Cash dividends		(47.2)	(145.9)	(211.1)	(597.4)
Change in non-cash working capital	25	1.0	(65.4)	(34.3)	(52.2)
		118.3	(98.7)	(103.0)	53.9
Impact of foreign currency on cash balances		-	1.7	1.0	4.4
INCREASE (DECREASE) IN CASH		9.6	22.1	(10.9)	38.7
CASH AT BEGINNING OF PERIOD		4.2	20.6	24.7	4.0
CASH AT END OF PERIOD		13.8	42.7	13.8	42.7
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.1)	-	(0.2)	(0.1)
Cash interest paid	(27.4)	(22.1)	(106.0)	(88.6)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on November 9, 2016.

2.	BASIS OF PREPARATION
These interim consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2015. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015.
The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 9, 2016, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similar nature of products produced, production processes and economic characteristics between the Company's Canadian and U.S. operations.

3.	CHANGES IN ACCOUNTING POLICIES
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

4.	RECLAMATION FUND
The following table reconciles the reclamation fund:

($ millions)	September 30, 2016	December 31, 2015
Balance, beginning of period	49.5	47.8
Contributions	-	27.5
Acquired through capital acquisitions	-	1.3
Expenditures	(16.8)	(27.1)
Balance, end of period	32.7	49.5
Expected to be spent within one year	26.5	-
Expected to be spent beyond one year	6.2	49.5

CRESCENT POINT ENERGY CORP.	5

5.	LONG-TERM INVESTMENTS

($ millions)	September 30, 2016	December 31, 2015
Investments in public companies, beginning of period	22.8	21.0
Acquired through capital acquisitions	-	2.6
Dispositions	-	(1.3)
Unrealized gain recognized in other income (loss)	6.0	0.5
Investments in public companies, end of period	28.8	22.8

Investments in private companies, beginning of period	7.5	28.9
Derecognized through capital acquisitions	-	(7.0)
Unrealized loss recognized in other income (loss)	-	(14.4)
Investment in private company, end of period	7.5	7.5

Long-term investments, end of period	36.3	30.3

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2016, the investments are recorded at a fair value of $28.8 million which is $18.3 million more than the original cost of the investments. At December 31, 2015, the investments were recorded at a fair value of $22.8 million which was $12.2 million more than the original cost of the investments.

b)	Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At September 30, 2016 and December 31, 2015, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.

6.	OTHER LONG-TERM ASSETS

($ millions)	September 30, 2016	December 31, 2015
Reclamation fund	6.2	49.5
Other receivables	14.0	14.0
Other long-term assets	20.2	63.5

a)	Reclamation fund
See Note 4 - "Reclamation Fund" for additional information regarding the reclamation fund.

b)	Other receivables
At September 30, 2016, the Company had investment tax credits of $14.0 million (December 31, 2015 - $14.0 million).

CRESCENT POINT ENERGY CORP.	6

7.	EXPLORATION AND EVALUATION ASSETS

($ millions)	September 30, 2016	December 31, 2015
Exploration and evaluation assets at cost	2,041.3	1,961.0
Accumulated amortization	(1,544.2)	(1,420.3)
Net carrying amount	497.1	540.7

Reconciliation of movements during the period
Cost, beginning of period	1,961.0	1,789.8
Accumulated amortization, beginning of period	(1,420.3)	(1,167.3)
Net carrying amount, beginning of period	540.7	622.5

Net carrying amount, beginning of period	540.7	622.5
Acquisitions through business combinations, net	58.6	162.3
Additions	196.8	385.8
Dispositions	(0.4)	-
Transfers to property, plant and equipment	(141.9)	(470.6)
Amortization	(143.3)	(205.9)
Foreign exchange	(13.4)	46.6
Net carrying amount, end of period	497.1	540.7
Exploration and evaluation ("E&E") assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At September 30, 2016, $497.1 million remains in E&E assets after $141.9 million was transferred to property, plant and equipment ("PP&E") following the determination of technical feasibility during the nine months ended September 30, 2016 (year ended December 31, 2015 - $540.7 million and $470.6 million, respectively).

8.	CAPITAL ACQUISITIONS AND DISPOSITIONS
If the material property acquisition outlined below under Major Property Acquisition had closed on January 1, 2016, Crescent Point's oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the nine months ended September 30, 2016 would have been approximately $1.8 billion and $948.7 million, respectively. This pro-forma information is not necessarily indicative of the results should the material property acquisition have actually occurred on January 1, 2016.
In the nine months ended September 30, 2016, the Company incurred $1.8 million (September 30, 2015 - $11.2 million) of transaction costs related to business combinations that were recorded as general and administrative expenses.
a) Major Property Acquisition
Southeast Saskatchewan Asset Acquisition
On July 4, 2016, Crescent Point completed the acquisition of assets in southeast Saskatchewan for cash consideration of $223.1 million ($183.6 million was allocated to PP&E and $58.1 million was allocated to E&E assets, including $18.6 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to September 30, 2016 includes $7.2 million and $2.8 million, respectively, attributable to this major property acquisition.
b) Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2016 ($31.5 million was allocated to net disposed PP&E and $0.1 million was allocated to E&E assets, including $9.7 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	7

9.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	September 30, 2016	December 31, 2015
Development and production assets	24,489.5	23,677.4
Corporate assets	101.9	101.5
Property, plant and equipment at cost	24,591.4	23,778.9
Accumulated depletion, depreciation and impairment	(9,792.1)	(8,825.2)
Net carrying amount	14,799.3	14,953.7

Reconciliation of movements during the period

Development and production assets
Cost, beginning of period	23,677.4	19,891.5
Accumulated depletion and impairment, beginning of period	(8,795.5)	(5,708.0)
Net carrying amount, beginning of period	14,881.9	14,183.5

Net carrying amount, beginning of period	14,881.9	14,183.5
Acquisitions through business combinations, net	208.3	1,513.8
Additions	727.9	1,357.3
Dispositions	(56.2)	(0.5)
Transfers from exploration and evaluation assets	141.9	470.6
Depletion	(1,094.0)	(1,538.5)
Impairment	-	(1,385.3)
Foreign exchange	(75.8)	281.0
Net carrying amount, end of period	14,734.0	14,881.9

Cost, end of period	24,489.5	23,677.4
Accumulated depletion and impairment, end of period	(9,755.5)	(8,795.5)
Net carrying amount, end of period	14,734.0	14,881.9

Corporate assets
Cost, beginning of period	101.5	87.7
Accumulated depreciation, beginning of period	(29.7)	(21.1)
Net carrying amount, beginning of period	71.8	66.6

Net carrying amount, beginning of period	71.8	66.6
Additions	0.5	13.4
Depreciation	(6.9)	(8.6)
Foreign exchange	(0.1)	0.4
Net carrying amount, end of period	65.3	71.8

Cost, end of period	101.9	101.5
Accumulated depreciation, end of period	(36.6)	(29.7)
Net carrying amount, end of period	65.3	71.8
At September 30, 2016, future development costs of $7.4 billion (December 31, 2015 - $7.2 billion) are included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2016 were $36.1 million (year ended December 31, 2015 - $46.9 million), including $11.4 million of share-based compensation costs (year ended December 31, 2015 - $16.9 million).

CRESCENT POINT ENERGY CORP.	8

10.	GOODWILL
At September 30, 2016, the Company had goodwill of $251.9 million (December 31, 2015 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.

11.	LONG-TERM DEBT
The following table reconciles long-term debt:

($ millions)	September 30, 2016	December 31, 2015
Bank debt	1,696.0	2,171.4
Senior guaranteed notes (1)	2,103.5	2,280.6
Long-term debt	3,799.5	4,452.0
Long-term debt due within one year	88.5	72.0
Long-term debt due beyond one year	3,711.0	4,380.0

(1)
The Company entered into cross currency swaps and a foreign exchange swap concurrent with the issuance of the US senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At September 30, 2016, the total principal due on the maturity of the senior guaranteed notes is $1.74 billion (December 31, 2015 - $1.79 billion).

Bank Debt
The Company has combined credit facilities of $3.6 billion, including a $3.5 billion syndicated unsecured credit facility with sixteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility totals $3.5 billion until June 8, 2018, after which it reduces to thirteen banks and $3.08 billion through to a maturity date of June 10, 2019. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. The current maturity date of the unsecured operating credit facility is June 10, 2019. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items including unrealized derivatives, unrealized foreign exchange, share-based compensation expense and accretion ("EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to EBITDA to a maximum of 3.5:1.0, the ratio of total debt to EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company is in compliance with all debt covenants at September 30, 2016.
The Company had letters of credit in the amount of $8.5 million outstanding at September 30, 2016 (December 31, 2015 - $13.7 million).
The Company manages its credit facilities through a combination of bankers' acceptance loans, US dollar LIBOR loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	9

Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.45 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates, amounts due on maturity and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Principal Due on Maturity (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					September 30, 2016	December 31, 2015
US$52.0	3.93%	-	October 14 and April 14	April 14, 2016	-	72.0
US$67.5	5.48%	68.9	September 24 and March 24	March 24, 2017	88.5	93.3
US$31.0	4.58%	29.9	October 14 and April 14	April 14, 2018	40.7	42.9
US$20.0	2.65%	20.4	December 12 and June 12	June 12, 2018	26.2	27.7
Cdn$7.0	4.29%	7.0	November 22 and May 22	May 22, 2019	7.0	7.0
US$68.0	3.39%	66.7	November 22 and May 22	May 22, 2019	89.2	94.1
US$155.0	6.03%	158.3	September 24 and March 24	March 24, 2020	203.3	214.5
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	107.6	113.5
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	68.9	72.7
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	262.3	276.8
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	354.2	373.7
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	337.8	356.4
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	301.6	318.3
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	26.2	27.7
Senior guaranteed notes		1,743.1			2,103.5	2,280.6
Senior guaranteed notes due within one year					88.5	72.0
Senior guaranteed notes due beyond one year					2,015.0	2,208.6

(1)
Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.

Concurrent with the issuance of US$1.42 billion senior guaranteed notes, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.51 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 22 - “Financial Instruments and Derivatives”.

12.	OTHER LONG-TERM LIABILITIES

($ millions)	September 30, 2016	December 31, 2015
Lease inducement (1)	44.5	47.2
Long-term compensation liability (2)	3.1	2.5
Other long-term liability (3)	7.3	6.6
Other long-term liabilities	54.9	56.3

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.

(2)	Long-term compensation liability relates to the Deferred Share Plan ("DSU"). See additional information in Note 20 - "Share-based Compensation".

(3)	Other long-term liability is related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions.

CRESCENT POINT ENERGY CORP.	10

13.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using an average risk free rate of approximately 1.75 percent and an inflation rate of 2 percent (December 31, 2015 - approximately 2.25 percent and 2 percent, respectively).
The following table reconciles the decommissioning liability:

($ millions)	September 30, 2016	December 31, 2015
Decommissioning liability, beginning of period	1,255.4	1,023.4
Liabilities incurred	24.8	57.0
Liabilities acquired through capital acquisitions	19.6	81.3
Liabilities disposed through capital dispositions	(10.7)	(1.2)
Liabilities settled	(9.5)	(15.8)
Revaluation of acquired decommissioning liabilities (1)	28.3	111.1
Change in estimated future costs	-	(14.5)
Change in discount rate	104.3	(11.0)
Accretion expense	19.7	25.1
Decommissioning liability, end of period	1,431.9	1,255.4
Expected to be incurred within one year	26.5	32.4
Expected to be incurred beyond one year	1,405.4	1,223.0

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

14.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2016		December 31, 2015
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	504,935,930	15,929.7	446,510,210	14,373.5
Issued for cash	33,700,000	650.4	23,160,000	660.1
Issued on capital acquisitions	890,648	17.7	22,548,758	541.9
Issued on redemption of restricted shares (1)	1,853,085	48.4	2,459,867	92.5
Issued pursuant to DRIP (2) and SDP (3)	-	-	10,257,095	261.7
Common shares, end of period	541,379,663	16,646.2	504,935,930	15,929.7
Cumulative share issue costs, net of tax	-	(255.6)	-	(236.5)
Total shareholders’ capital, end of period	541,379,663	16,390.6	504,935,930	15,693.2

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

(2)	Premium Dividend TM and Dividend Reinvestment Plan.

(3)	Share Dividend Plan.

15.	DEFICIT

($ millions)	September 30, 2016	December 31, 2015
Accumulated earnings	270.9	693.0
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	10.1	9.9
Accumulated dividends	(7,161.7)	(6,950.6)
Deficit	(6,872.3)	(6,239.3)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	11

16.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($ millions)	September 30, 2016	December 31, 2015
Long-term debt	3,799.5	4,452.0
Working capital deficiency (1)	194.2	342.8
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(376.5)	(531.2)
Net debt	3,617.2	4,263.6
Shareholders’ equity	10,092.8	10,125.0
Total capitalization	13,710.0	14,388.6

(1)	Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments.
Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and pay dividends. The Company seeks to maximize stakeholder value through its total return strategy of long-term growth plus dividend income.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to pay monthly dividends and to continue to exploit and develop its resource plays. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at September 30, 2016 was 2.2 times (December 31, 2015 - 2.2 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to fund its capital expenditures, decommissioning expenditures and dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program. Unless otherwise approved by the Board of Directors, the Company can hedge benchmark prices on up to 65 percent of after royalty volumes using a portfolio of swaps, collars and put option instruments and can hedge price differentials on up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts. See Note 22 - "Financial Instruments and Derivatives" for additional information regarding the Company's derivative contracts.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at September 30, 2016. See Note 11 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

17.	DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015
Realized gains	87.9	173.8	416.0	453.1
Unrealized gains (losses)	(31.7)	443.1	(568.1)	130.6
Derivative gains (losses)	56.2	616.9	(152.1)	583.7

18.	OTHER INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015
Unrealized gain (loss) on long-term investments	1.1	(19.2)	6.0	(8.7)
Gain (loss) on capital acquisitions / dispositions	(15.3)	12.5	(15.3)	18.8
Gain on sale of long-term investments	-	-	-	0.7
Other gain	0.4	0.2	3.2	0.2
Other income (loss)	(13.8)	(6.5)	(6.1)	11.0

CRESCENT POINT ENERGY CORP.	12

19.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015
Realized gain (loss)
CCS - US dollar interest payments	1.6	1.7	4.9	4.1
CCS - US dollar debt maturities	10.5	-	1.5	8.6
US dollar debt maturities	(10.5)	-	(5.3)	(8.6)
Other	-	(0.1)	(4.3)	0.3
Unrealized gain (loss)
Translation of US dollar long-term debt	(25.5)	(170.0)	172.1	(269.7)
Other	(0.2)	(0.9)	0.9	(2.0)
Foreign exchange gain (loss)	(24.1)	(169.3)	169.8	(267.3)

20.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. DSUs are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the nine months ended September 30, 2016:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	3,960,363	153,283
Granted	3,483,111	25,166
Redeemed	(1,907,677)	-
Forfeited	(378,497)	-
Balance, end of period	5,157,300	178,449
The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2015:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	3,648,565	84,396
Granted	3,024,854	68,887
Redeemed	(2,517,661)	-
Forfeited	(195,395)	-
Balance, end of year	3,960,363	153,283
For the nine months ended September 30, 2016, the Company calculated total share-based compensation of $57.4 million (September 30, 2015 - $60.8 million), net of estimated forfeitures, of which $11.4 million was capitalized (September 30, 2015 - $13.7 million).

21.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Weighted average shares – basic	511,348,931	501,291,182	507,808,131	469,269,078
Dilutive impact of restricted shares	-	-	-	-
Weighted average shares – diluted (1)	511,348,931	501,291,182	507,808,131	469,269,078

(1)
Excludes the impact of 2,668,547 and 2,667,550 weighted average shares related to restricted shares that were anti-dilutive for the three and nine months ended September 30, 2016, respectively (September 30, 2015 - 672,185 and 1,561,322, respectively).

CRESCENT POINT ENERGY CORP.	13

22.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of the investment in a private company is based primarily on recent trading activity in the relevant company's common shares. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of September 30, 2016:

	September 30, 2016 Carrying Value	September 30, 2016 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	466.3	466.3	-	466.3	-
Long-term investments (1)	36.3	36.3	28.8	7.5	-
	502.6	502.6	28.8	473.8	-
Financial liabilities
Derivatives	5.9	5.9	-	5.9	-
Senior guaranteed notes (2)	2,103.5	2,092.1	-	2,092.1	-
	2,109.4	2,098.0	-	2,098.0	-

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

CRESCENT POINT ENERGY CORP.	14

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2015:

	December 31, 2015 Carrying Value	December 31, 2015 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	1,030.6	1,030.6	-	1,030.6	-
Long-term investments (1)	30.3	30.3	22.8	7.5	-
	1,060.9	1,060.9	22.8	1,038.1	-
Financial liabilities
Derivatives	2.1	2.1	-	2.1	-
Senior guaranteed notes (2)	2,280.6	2,302.1	-	2,302.1	-
	2,282.7	2,304.2	-	2,304.2	-

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at September 30, 2016 and the change in fair value for the nine months ended September 30, 2016:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of period	527.3	(0.4)	493.7	7.9	1,028.5
Unrealized change in fair value	(434.4)	(2.4)	(130.1)	(1.2)	(568.1)
Derivative assets / (liabilities), end of period	92.9	(2.8)	363.6	6.7	460.4

Derivative assets, end of period	96.0	-	363.6	6.7	466.3
Derivative liabilities, end of period	(3.1)	(2.8)	-	-	(5.9)

(1)	Includes oil, gas and power contracts.
The following table summarizes the fair value as at December 31, 2015 and the change in fair value for the year ended December 31, 2015:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	639.6	(2.2)	160.6	2.4	800.4
Unrealized change in fair value	(112.3)	1.8	333.1	5.5	228.1
Derivative assets / (liabilities), end of year	527.3	(0.4)	493.7	7.9	1,028.5

Derivative assets, end of year	528.0	1.0	493.7	7.9	1,030.6
Derivative liabilities, end of year	(0.7)	(1.4)	-	-	(2.1)

(1)	Includes oil, gas and power contracts.

CRESCENT POINT ENERGY CORP.	15

Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at September 30, 2016 and December 31, 2015:

	September 30, 2016			December 31, 2015
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	479.9	(19.5)	460.4	1,029.7	(1.2)	1,028.5
Amount offset	(13.6)	13.6	-	0.9	(0.9)	-
Net amount	466.3	(5.9)	460.4	1,030.6	(2.1)	1,028.5

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps to manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at September 30, 2016, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 22,500 bbl/d of crude oil from October 2016 to December 2016, approximately 9,500 bbl/d of crude oil for calendar 2017, 4,500 bbl/d of crude oil for calendar 2018 and 2019 and 3,000 bbl/d of crude oil for calendar 2020 and 2021.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company enters into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at September 30, 2016 and September 30, 2015 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes a 10 percent near-term volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2016		Three and nine months ended September 30, 2015
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(84.0)	81.0	(186.4)	186.4
Natural gas	(9.0)	9.0	(5.7)	5.7
Power	0.1	(0.1)	0.2	(0.2)
Differential
Crude oil	0.3	(0.3)	-	-
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position at September 30, 2016, a one percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $3.2 million and $9.7 million in the three and nine months ended September 30, 2016, respectively.

CRESCENT POINT ENERGY CORP.	16

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at September 30, 2016 and September 30, 2015 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2016		Three and nine months ended September 30, 2015
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	1.1	(1.1)	1.8	(1.8)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the United States, fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at September 30, 2016 and September 30, 2015 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Three and nine months ended September 30, 2016		Three and nine months ended September 30, 2015
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	348.7	(348.7)	276.7	(276.7)
Cross currency swaps	Forward	(377.5)	377.5	(304.7)	304.7
Foreign exchange swaps	Forward	(8.3)	8.3	(4.0)	4.0
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 96% of the Company's oil and gas sales are with entities considered investment grade.
The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
Approximately 3 percent of the Company's accounts receivable balance at September 30, 2016 was outstanding for more than 90 days and the Company considers the entire balance to be collectible.

CRESCENT POINT ENERGY CORP.	17

Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at September 30, 2016 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	502.6	-	-	-	502.6
Dividends payable	16.2	-	-	-	16.2
Derivative liabilities (1)	2.9	1.8	0.6	-	5.3
Senior guaranteed notes (2)	147.9	275.6	471.0	1,345.0	2,239.5
Bank credit facilities (3)	66.8	1,803.9	-	-	1,870.7

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swap.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at September 30, 2016. The Company expects that the facilities will continue to be renewed and extended prior to their maturity dates.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At September 30, 2016, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.9 billion, including $8.5 million letters of credit drawn on the facility. Crescent Point believes it has sufficient liquidity to meet its foreseeable spending requirements.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, interest rate, cross currency, foreign exchange and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at September 30, 2016:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
		Swap	Collar		Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2016 October - December (2)	56,500	79.45	62.75	51.85	71.38	61.00	55.00
2017 (3)	24,751	71.27	-	-	82.34	62.05	55.53

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	Includes 2,500 bbls/d which can be extended at the option of the counterparty for calendar 2017 at an average swap price of $90.39/bbl.

(3)	Includes 4,000 bbls/d which can be extended at the option of the counterparty for the first half of 2018 at an average swap price of $86.16/bbl.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2016 October - December	2,000	Basis Swap	MSW	(4.04)
2017	2,000	Basis Swap	MSW	(3.66)

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2016 October - December	45,500	3.32
2017	36,836	3.09
2018	32,493	2.82
2019	19,948	2.71

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	18

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2016 October - December	Swap	3.0	50.00
2017	Swap	3.0	52.50

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Annual Rate (%)
Term	Contract
October 2016 - September 2018	Swap	50.0	0.90
October 2016 - September 2018	Swap	50.0	0.87
October 2016 - August 2020	Swap	50.0	1.16
October 2016 - August 2020	Swap	50.0	1.16
October 2016 - August 2020	Swap	100.0	1.15
October 2016 - September 2020	Swap	50.0	1.14
October 2016 - September 2020	Swap	50.0	1.11

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Annual Rate (Cdn%)
October 2016	Swap	75.0	2.66	97.8	2.56
October 2016	Swap	100.0	2.66	130.4	2.52
October 2016	Swap	100.0	2.67	130.7	2.45
October 2016	Swap	200.0	2.67	261.2	2.45
October 2016	Swap	200.0	2.67	261.3	2.45
October 2016	Swap	150.0	2.71	193.4	2.64
October 2016	Swap	165.0	2.71	212.9	2.64
October 2016 - November 2016	Swap	100.0	2.71	130.2	2.57
October 2016 - November 2016	Swap	115.0	2.71	149.7	2.57
October 2016 - March 2017	Swap	67.5	5.48	68.9	5.89
October 2016 - April 2018	Swap	31.0	4.58	29.9	5.32
October 2016 - June 2018	Swap	20.0	2.65	20.4	3.52
October 2016 - May 2019	Swap	68.0	3.39	66.7	4.53
October 2016 - March 2020	Swap	155.0	6.03	158.3	6.45
October 2016 - April 2021	Swap	82.0	5.13	79.0	5.83
October 2016 - June 2021	Swap	52.5	3.29	56.3	3.59
October 2016 - May 2022	Swap	170.0	4.00	166.9	5.03
October 2016 - June 2023	Swap	270.0	3.78	274.7	4.32
October 2016 - June 2024	Swap	257.5	3.75	276.4	4.03
October 2016 - April 2025	Swap	230.0	4.08	291.1	4.13
October 2016 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
October 2016	Swap	10.0	13.2
October 2016	Swap	10.0	13.1
November 2016	Swap	7.0	9.1
December 2016	Swap	7.0	9.1
May 2022	Swap	30.0	32.2

CRESCENT POINT ENERGY CORP.	19

23.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the three and nine months ended September 30, 2016, Crescent Point recorded $1.2 million and $4.7 million, respectively, (September 30, 2015 - $2.5 million and $6.5 million, respectively) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer.
Crescent Point also recorded less than $0.1 million and $0.5 million, respectively, during the three and nine months ended September 30, 2016 (September 30, 2015 - $0.3 million and $1.0 million, respectively) of legal fees in the normal course of business to a law firm of which a director of Crescent Point is a partner.

24.	COMMITMENTS
At September 30, 2016, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	33.0	61.8	58.0	260.6	413.4
Transportation commitments	14.9	27.3	24.7	59.4	126.3
Total contractual commitments	47.9	89.1	82.7	320.0	539.7

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $51.7 million.
At December 31, 2015, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	35.8	66.5	61.7	283.2	447.2
Transportation commitments	4.3	4.6	3.5	0.2	12.6
Total contractual commitments	40.1	71.1	65.2	283.4	459.8

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $40.9 million.

25.	SUPPLEMENTAL DISCLOSURES
Cash Flow Statement Presentation

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015
Operating activities
Changes in non-cash working capital:
Accounts receivable	(7.8)	57.2	53.2	138.6
Prepaids and deposits	0.8	1.2	(1.5)	-
Accounts payable and accrued liabilities	(26.9)	9.3	(105.1)	(121.1)
Other long-term liabilities	-	0.9	-	0.8
	(33.9)	68.6	(53.4)	18.3
Investing activities
Changes in non-cash working capital:
Accounts receivable	(2.2)	(14.2)	3.6	4.0
Accounts payable and accrued liabilities	83.9	(75.5)	(49.2)	(204.6)
	81.7	(89.7)	(45.6)	(200.6)
Financing activities
Changes in non-cash working capital:
Dividends payable	1.0	(65.4)	(34.3)	(52.2)

CRESCENT POINT ENERGY CORP.	20

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015
Other
Non-cash lease inducement	(0.9)	(0.9)	(2.7)	5.1
Other long-term liability	0.5	1.4	(0.8)	1.4
	(0.4)	0.5	(3.5)	6.5

26.	GEOGRAPHICAL DISCLOSURE
As at September 30, 2016, Crescent Point's non-current assets related to the U.S. foreign operations is $2.0 billion (December 31, 2015 - $2.1 billion). For the three and nine months ended September 30, 2016, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $55.4 million and $154.7 million, respectively (September 30, 2015 - $69.8 million and $210.4 million, respectively).

CRESCENT POINT ENERGY CORP.	21

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (4) (5)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Trent Stangl
Sr. Vice President, Investor Relations and Communications
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Trent Stangl
Sr. Vice President, Investor Relations and Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	22